Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report

Collection Period Ended   30-Jun-2018

Amounts in USD

Dates

Collection Period No.	36	
Collection Period (from... to)	1-Jun-2018	30-Jun-2018
Determination Date	12-Jul-2018	
Record Date	13-Jul-2018	
Distribution Date	16-Jul-2018	
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Jun-2018	16-Jul-2018 Actual/360 Days 31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jun-2018	15-Jul-2018 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	323,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	215,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	441,580,000.00	86,992,366.43	68,346,398.57	18,645,967.86	42.225571	0.154777
Class A-4 Notes	157,000,000.00	157,000,000.00	157,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,505,580,000.00**	**243,992,366.43**	**225,346,398.57**	**18,645,967.86**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	282,597,068.56	263,951,100.70			
Yield Supplement Overcollateralization Amount	72,757,380.27	11,155,848.04	10,283,564.62			
Pool Balance	**1,616,945,465.46**	**293,752,916.60**	**274,234,665.32**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.820000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	2.343250%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.340000%	97,141.48	0.219986	18,743,109.34	42.445558
Class A-4 Notes	1.750000%	228,958.33	1.458333	228,958.33	1.458333
Total		**$326,099.81**		**$18,972,067.67**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	19,195,185.18	(1) Total Servicing Fee	244,794.10
Interest Collections	697,456.86	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	105,919.07	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	126,011.42	(3) Interest Distributable Amount Class A Notes	326,099.81
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	18,006.53	(6) Regular Principal Distributable Amount	18,645,967.86
Available Collections	**20,142,579.06**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	925,717.29
Available Funds	**20,142,579.06**	**Total Distribution**	**20,142,579.06**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	244,794.10	244,794.10	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	326,099.81	326,099.81	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	97,141.48	97,141.48	0.00
thereof on Class A-4 Notes	228,958.33	228,958.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	326,099.81	326,099.81	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	18,645,967.86	18,645,967.86	0.00
Aggregate Principal Distributable Amount	18,645,967.86	18,645,967.86	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	3,015.15
minus Net Investment Earnings	3,015.15
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	3,015.15
Net Investment Earnings on the Collection Account	14,991.38
Investment Earnings for the Collection Period	18,006.53

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	293,752,916.60	22,124
Principal Collections	13,371,099.47	
Principal Collections attributable to Full Pay-offs	5,824,085.71	
Principal Purchase Amounts	0.00	
Principal Gross Losses	323,066.10	
Pool Balance end of Collection Period	274,234,665.32	21,444
Pool Factor	16.96%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.86%
Weighted Average Number of Remaining Payments	54.86	23.87
Weighted Average Seasoning (months)	10.12	44.56

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	271,840,650.32	21,307	99.13%
31-60 Days Delinquent	1,752,164.13	102	0.64%
61-90 Days Delinquent	443,366.93	23	0.16%
91-120 Days Delinquent	198,483.94	12	0.07%
Total	274,234,665.32	21,444	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	323,066.10	15	14,339,235.66	553
Principal Net Liquidation Proceeds	105,699.47		3,084,446.50	
Principal Recoveries	124,685.12		6,578,986.05	
Principal Net Loss / (Gain)	92,681.51		4,675,803.11	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.392%	
Prior Collection Period	(0.032%)	
Second Prior Collection Period	(0.277%)	
Third Prior Collection Period	0.028 %	
Four Month Average	0.028%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.289%
Average Net Loss / (Gain)	8,455.34

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.